Joshua D. Brinen Attorney at Law New York Office jbrinen@brinenlaw.com Member New York, New Jersey, Florida, California, Texas & Nevada Bar LL.M. in Taxation

July 9, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attn: Mr. John Reynolds, Assistant Director

Re:	Sustinere Holdings, Inc.
Registration Statement on Form S-1 Comment Letter Dated June 18, 2018 File No. 333-223376

Dear Mr. Reynolds:

On behalf of Sustinere Holdings, Inc. (the “Company”) and in response to the comments set forth in your letter dated June 18, 2018, we are writing to supply the information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter. Note that we have also filed an amendment to the Company’s registration statement as part of our response to the Staff’s comments which is being filed concurrently with this response letter on EDGAR on Form S-1 Amendment No. 2.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Prospectus Cover Page

Comment 1.	We reissue prior comment 2. Please revise for clarity as to duration. Also, please provide your analysis showing how you concluded that Rule 415 does not apply to your offering which by its terms appears to be a continuous offering of at least 180 days.

Response 1.

In response to your comment, the Company has revised the cover page of the amended registration statement in order to confirm that the securities being registered are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. The Company has also revised certain of its disclosures in the amended registration statement to indicate that the Offering will terminate on the earlier of: (i) the date when the sale of all 1,500,000 shares being sold by the issuer is completed, (ii) any time after the Minimum Offering of 500,000 shares of common stock is achieved at the discretion of the Board of Directors, or (iii) 180 days from the effective date of this document, or a 180 day extension thereto at the discretion of the Board of Directors and which extension any subscribers will be notified of in writing a minimum of 30 days prior to the beginning of such extension.

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Dilution, page 16

Comment 2.	Please update your dilution disclosures to March 31, 2018, the date of the latest interim financial statements included in the filing.

Response 2.	In response to your question, the Company has revised the dilution disclosures in the amended registration statement.

Plan of Distribution page 17

Comment 3.	We note you filed a Trust Agreement with FinTech Clearing, LLC. Please reconcile the terms of the agreement such as section 3(g) which provides the agreement will terminate in the event you fail to reach the minimum offering amount (1,500,000 shares) within 180 days, with the disclosure in your prospectus regarding extending the offering beyond 180 days and a minimum offering amount of 500,000. Please also file the executed trust agreement, rather than the form of the agreement.

Response 3.	In response to your question, the Trust Agreement has been revised to reconcile this provision. In addition, the Company has provided an executed copy of such Trust Agreement.

Comment 4.

We note the disclosure added in response to prior comment 5 that the company relied upon Rule 504 of Regulation D. Please provide the basis for reliance upon this exemption given that Rule 504 is not available to blank check companies. See Rule 504(a)(3) of Regulation D.

Response 4.	The Company has revised this disclosure to state that is relined upon Section 4(a)(2) of the Securities Act of 1933.

Should you have any questions, please do not hesitate to contact me at the New York office or via electronic mail at jbrinen@brinenlaw.com.

Brinen & Associates, LLC

Joshua D. Brinen

cc: Sustinere Holdings, Inc.

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